STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

EUROTELECOM COMMUNICATIONS, INC, a corporation organized and existing under and by virtue of the General Corporation Law (the "GCL") of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendments of the Certificate of Incorporation of said Corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of said Corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

    RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows: "The name of the Corporation is BENE IO, INC."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said Corporation shall not be reduced under or by reason of said amendments.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by an Authorized Officer, this 29th day of June, 2006.

By: _____

    Raj S. Nanvaan
    President

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:40 AM 06/30/2006
FILED 08:40 AM 06/30/2006
SRV 060629708 - 3938451 FILE